Exhibit 99.1

B.2 & B.3

15 May 2003

budget

2003

Hon Dr Michael Cullen

MINISTER OF FINANCE

• SPEECH • FISCAL STRATEGY REPORT •

• ECONOMIC AND FISCAL UPDATE •

Guide to the Budget Documents

A number of documents are released on Budget day. The intent of these documents is to provide information about the Government’s spending intentions; its performance; and the wider fiscal and economic picture.

The budget documents, ordered from widest to most specific coverage, are as follows:

Executive Summary

The Executive Summary is the overview of all the Budget information and contains the key points for the media and general public. It summarises the Government’s spending decisions and generally focuses on issues raised in the Budget Speech, the Budget Economic and Fiscal Update and the Fiscal Strategy Report.

Budget Speech

The Budget Speech is the Minister of Finance’s speech at the start of Parliament’s debate about the Estimates. The Speech generally focuses on the overall fiscal and economic position, and how the Government will fund its policy priorities.

The Fiscal Strategy Report

The Fiscal Strategy Report measures how the Government is going against its overall goals in areas such as balancing expenditure, and achieving debt objectives. It includes

•                  fiscal trends covering at least the next ten years, and

•                  a comparison with the long term fiscal objectives set out in the Budget Policy Statement.

The Government must explain inconsistencies between the Fiscal Strategy Report, the Budget Policy Statement and the previous year’s Fiscal Strategy Report.

Budget Economic and Fiscal Update

This document includes Treasury’s overall economic and fiscal forecasts. The Update includes the implications of Government financial decisions and other information relevant to the fiscal and economic position.

The Estimates of Appropriations

The Estimates outline how much money the Government plans to spend on each specified area or “vote”. The Supplementary Estimates outline the additional money required to cover the previous year’s spending.

Departmental Statements of Intent

The Statement of Intent provides information about how each government department intends to manage for outcomes over the next 3-5 years. The Statement of Intent contains annual financial and output class information required under the Public Finance Act 1989.

Internet

These documents will be made available on the New Zealand Treasury’s Internet site.
The URL for this site is http://www.treasury.govt.nz

Contents

Budget Speech

Fiscal Strategy Report

Fiscal Policy Progress: A Snapshot

Progress to Date

Reviewing the Economic and Fiscal Outlook

Our Fiscal Policy Decisions Reflect a Balance of Judgements

Short-Term Fiscal Intentions

Annex 1:	The Government’s Long-term Fiscal Objectives

Annex 2:	The Government’s Short-term Fiscal Intentions

Annex 3:	Progress Outlooks, Fiscal Forecasts and Consistency with the 2003 BPS

Annex 4:	Assumptions Used in the Forecasts and Projections

Budget Economic and Fiscal Update

Statement of Responsibility

Economic Outlook

Summary

Recent Economic Developments

Economic Outlook

Fiscal Outlook

Summary of Budget Update

Key Indicators

Revenue and Expenses

Expenses

Budget 2003

Risks to Forecasts

Risks and Scenarios

Summary

Economic Risks

Economic Scenarios

Fiscal Scenarios

Fiscal Sensitivities

Specific Fiscal Risks

Introduction

Specific Fiscal Risks

Contingent Liabilities

Generally Accepted Accounting Practice (GAAP) Series Tables

Forecast Financial Statements

Statement of Accounting Policies and Forecast Assumptions

Reporting Entity as at 30 April 2003

Forecast Financial Statements

Notes to the Forecast Financial Statements

Glossary of Terms

Summary Tables

1.1	Economic Outlook: Central Forecast

2.7	2003 Budget Update Fiscal Indicators

Other Information

On the Treasury’s website is a series of additional information that contains:

•                                          information previously disclosed as part of the Budget Update (references have been made to the link within the document)

•                                          economic forecast tables

•                                          financial information bringing together a comprehensive comparison of the fiscal forecasts to those contained in the 2002 December Update.

B.2 & B.3

15 May 2003

budget

2003

Hon Dr Michael Cullen

MINISTER OF FINANCE

• BUDGET SPEECH •

Budget Speech

Mr Speaker, this year’s Budget has been prepared amidst the most uncertain political and economic situation internationally for a very long time. The long bull market of the 1990s, fed by international political and economic liberalisation and growing integration, seems now a distant memory.

In their place, older and more malign factors have reasserted themselves: war, terrorism, and their associated fear and uncertainty; disease; and economic stagnation in many of the world’s most important economies.

Against this international backdrop the primary objective of Budget 2003 is to tell our own national story of certainty and stability. Budget 2003 delivers results in terms of gross debt, net debt, and the operating balance exclusive of revaluations and accounting changes which exceed the targets set in Budget 2002. It also looks forward to key fiscal indicators for the coming three year period which are broadly in line with the most recent December Economic and Fiscal Update. If events unfold over the next year as forecast this will give room for some targeted and significant moves in Budget 2004 and beyond.

Since the presentation of last year’s Budget the world has been through a period of turmoil and increasing uncertainty. The world’s key economic engine – the United States – has not only slowed down but is sending very mixed signals about the short to medium term outlook. The build up to the conflict in Iraq exacerbated that situation. Equity markets continue to drift downwards or, at best, sideways, punctuated by short, unsustained recoveries.

A growing U.S. current account deficit and a return to deficit financing at the federal level have led to a weakening in the U.S. dollar which has been the main factor driving an appreciation of the New Zealand dollar. This has placed further pressure on our tradeables sector.

In addition to these broader influences, others, including more local factors, are likely to impact on growth during 2003 and into 2004. Drought across much of the country, particularly in areas not normally subject to drought, and late frosts have led to reductions in land based production. Falling milk prices have combined with the rising New Zealand dollar to reduce returns to dairy farmers for the current year well below the very high levels experienced over the previous couple of years. The SARS epidemic appears to be impacting on the growth in tourism. Finally, the very real prospect of a dry winter in combination with the independent redetermination that has reduced the Maui gasfield’s reserves may be expected to impact on growth in the short term.

All these factors will moderate the very strong growth New Zealand has experienced over the last year or so. Year to March growth is expected to have been 4.4 per cent, placing New Zealand at the very top of the OECD growth ladder. The weakening factors already referred to are expected to be offset in part by a range of domestic factors.

Net migration inflows remain strong and house prices are rising. Both will support domestic demand. Business and farm balance sheets are in good shape providing an important buffer. Monetary conditions are expected to continue to ease over the year ahead.

On balance, it is anticipated that the domestic factors will create a soft spot in quarterly GDP growth in the middle of this year, dragging growth down to 2.2 per cent for the year to March 2004. Growth is then expected to rebound in the following year to 3.2 per cent as the downside factors unwind and the external sector recovers.

It is expected that easier monetary conditions in conjunction with a recovery in trading partners’ growth will help support the rebound in GDP growth from the latter part of 2004 onwards.

This pattern of economic growth, though it is likely to continue to be high by OECD standards over the forecast period, is expected to lead to some weakening of the labour market with unemployment rising to 5.6 per cent by March 2004 and holding at that level before dropping from mid – 2005 onwards. This is also likely to be a very strong performance by international standards.

The strength of the economy over the last year is reflected in the fiscal forecast for the operating balance exclusive of revaluations and accounting changes. That figure, forecast to be $2.29 billion in Budget 2002 and $3.52 billion in the 2002 December Economic and Fiscal Update, is now expected to be $4.04 billion or 3.1 per cent of GDP.

This results in a gross debt forecast for 30 June 2003 of 27.3 per cent of GDP, compared with the forecast of 28.6 per cent in Budget 2002. The corresponding figures for net debt are 14.0 per cent and 16.8 per cent. Thus, for the third year in a row, performance has exceeded expectations.

The final operating balance for the year, including revaluations and accounting changes, is likely to be severely affected by revaluations, including those in the Government Superannuation Fund and Accident Compensation scheme. Revaluations are presently estimated to total $2.68 billion, reducing the final operating balance to $1.36 billion. This does not, of course, affect the cash position.

These revaluations flow in large part from changes to the discount rate arising out of changing interest rates. As such they are the reverse effect of the positive impact on the operating balance of rising interest rates in earlier years and themselves are likely to be at least partly reversed out over time. The ACC revaluation is also substantially affected by recalculations based on, for example, a reassessment of experience of the very long tail of the most serious cases from the 1970s and 1980s.

The forward forecasts for the operating balance have to be compared with this year’s OBERAC. For 2003/04 a small drop to $3.8 billion is forecast, rising thereafter to $4.5 billion in 2004/05, $5.3 billion in 2005/06, and $6.2 billion in 2006/07. Gross sovereign issued debt is projected to fall to 23 per cent of GDP in 2006/07.

This is well below the government’s stated prudent gross debt upper limit. In this light it is useful to provide some additional focus around the debt target and the fiscal possibilities that exist over the forecast horizon.

The broadly stated target is to keep gross debt below 30 per cent of GDP. However, given prudential management with a margin for risk, the bias is more against increasing debt than lowering it so that there will be a natural tendency for the gross debt percentage to trend downwards over time.

The projected decline does indicate the likelihood of sufficient fiscal headroom in Budget 2004 for some significant initiatives beyond the amount presently allowed. Whether these will in fact proceed will depend on a number of judgements about the economic and fiscal position, including the level and direction of the structural surplus.

Should present indicators prove to be accurate, the Labour Progressive Government will be in a position to make some significant improvements in the level of family assistance to low to middle income families and in the incentives to move off welfare benefits into employment. Work will be proceeding on a range of possibilities over the next year with the final choice of measures in part dependent on the amount of money available. The United Future Party will of course, be consulted about the shape of the proposed changes.

One decision has already been taken in the context of this year’s budget. The strength of the government’s fiscal position has enabled us to move to full funding of contributions to the New Zealand Superannuation Fund a year earlier than anticipated. The Fund is expected to go to market in the final quarter of 2003 in what seems likely to be a favourable combination of a relatively strong New Zealand dollar and moderate equity prices.

The New Zealand Superannuation Fund is part of the government’s capital budget. Another large part of that is occupied by the State-owned enterprises.

This Labour-led Government indicated, on taking office, that it was no longer in a “preparing-for-sale” mode with respect to the SOEs, but a “long term hold” one. Some 18 months ago work began on the implications of that stance for both the Crown and the SOEs.

Because of the size and strategic significance of the SOEs, it is crucial to the success of the economy that they perform well and are able to achieve their full potential to best advance the government’s economic objectives.

There is no intention to abandon the basic framework established in the 1986 State Owned Enterprises Act, or to become involved in operational matters or compromise the accountability of SOE boards.

But we do need to adjust to the post-privatisation environment. Specifically, we need to get the balance right between allowing SOEs to grow and diversify, and ensuring that Crown capital is available for the government’s other priority areas.

In particular, I will be seeking to incorporate SOE requests for equity for significant investments into the normal budget process, where commercial realities allow, so that the Crown can better integrate its capital management.

Mr Speaker, the SOEs make a significant contribution to the Crown’s revenue, the bulk of which, of course, comes from tax.

We have shown that we are prepared to listen to rational arguments where tax is creating unnecessary problems for businesses. Our tax simplification initiatives are an example of that but most tax acts have a number of measures that are a response to problems raised by the business community.

This is an ongoing process. Early in our first term of government, legislation was enacted that allowed a deduction for research and development expenditure that is reported as an expense for accounting purposes. A private sector group has been established to report to the government on how well this is working. It would not be surprising if this results in some modifications to the law to remove any identified problems.

The next tax bill will include a proposal to subject to GST some imported services and to remove multiple layers of GST that can be imposed on the financial sector. These are issues that have been worked through with private sector co-operation and remove deficiencies in the GST rules that were recognised but not resolved when GST was first introduced.

A key concern of tax policy in the future will be to underpin in the tax area the government’s overall commitment to an open economy with strong international links.

The next tax bill will include legislation to put into effect the agreement we have reached with the Australian government on trans-Tasman imputation. This agreement is a landmark. It is the first time our two governments have coordinated a common approach to tax issues. We shall look for any future opportunities to build on this.

A tax policy priority this year is to bring forward proposals to enable overseas venture capital to be invested in New Zealand in accordance with normal international tax rules. This will ensure that New Zealand does not lag behind similar Australian initiatives in this area. Similarly the government will this year consider measures to provide a temporary exemption for migrants from tax on foreign income, the cost of which, in many cases, must now be paid by New Zealand businesses that require the skills of those migrants.

These are various ways the government is updating our tax system in line with our economic objectives.

The fundamental objective of our tax system remains the raising of revenue to meet our social and economic objectives. This needs a constant programme of measures to counter the ingenuity of those who will go to great lengths to avoid tax.

The next tax bill will include measures along these lines. One of these is aimed at schemes that are structured to offer high income investors a return from tax deductions to the extent that the investors need not be concerned with the underlying economics of the arrangement. Many of these base maintenance measures have been targeted at individual taxpayers. Large companies and the financial sector benefited from New Zealand’s strong economy over recent years. Budget 2003 provides Inland Revenue with the resources to apply the law, and proposes changes to the law if that is needed, to ensure that these high profits are being matched by tax payments.

One other significant initiative in the tax area this year is the inclusion of legislation to provide for a new lower rate of tax on employers’ contributions to superannuation schemes for employees earning less than $38,000.

One very useful way to think about providing an adequate income in retirement is the World Bank approach, which is based on three tiers: public provision, employment-related provision, and private provision.

The Government’s current focus is on the second tier of the World Bank model, employment-based superannuation. This has the most potential for getting New Zealanders into long-term savings patterns.

The Government acknowledges that there are a number of disincentives to saving through employment-based schemes and for employers to offer these schemes.

Within the next few weeks, the Government will be introducing legislation to remove the current over-taxation of employers’ contributions to superannuation funds on behalf of low-income savers. The present tax rate on employer contributions is a flat 33 per cent, regardless of income.

From 1 April next year, employers can apply a lower tax rate of 21 per cent on contributions made to superannuation funds on behalf of employees earning under $38,000 a year. This should remove one of the disincentives for low-income earners to save through employment-based schemes.

The direction of the Government’s future work in this area is to look at removing the disincentives for employers to offer these schemes, and the inequity of the current tax law in overtaxing a fund’s earnings in relation to low income savers.

The savings industry and the government are cooperating on this work which is moving in parallel with that being undertaken by the Periodic Review Group on retirement income policy.

Mr Speaker, fiscal certainty and prudence have been the hallmarks of this Government. We have resisted pressures to spend surpluses before they arrive, or to give them away by means of unsustainable tax cuts. Other jurisdictions are demonstrating how easy it is to slip back into substantial deficits. It is a path we do not choose to follow if for no other reason than that we are in the most favourable demographic position we are likely to see for the next two generations or more.

At the same time as saving for the future we need to be actively building it as well. Budget 2003 does this through a series of targeted spending initiatives aimed at smarter growth helping to build stronger and more secure communities.

Much of the additional spending underpinning smarter growth is directed towards strengthening the Government’s Growth and Innovation Framework.

Fostering innovation is critical to New Zealand’s growth potential. The 2003 Growth and Innovation package contains measures to increase the applied value of publicly funded research, promote greater private sector investment in research and development, and develop closer links between public sector research institutions and industry. $140 million, plus $12 million capital, is committed to new investment in Vote: Research, Science and Technology over the next four years.

A new pre-seed Acceleration Fund will be established. This fund will have $19 million to invest over the next four years, in partnership with the private sector, in the early commercial development of promising discoveries in our research institutions.

Existing research funds such as the New Economy Research Fund and the Marsden Fund are being boosted substantially again.

The 2003 Growth and Innovation package also makes a significant contribution to building skills and talent. For example, the package includes an initiative to enable more active marketing of skilled potential immigrants and measures to strengthen the interface between industry and the education sector, including additional resources for training schemes.

As part of the implementation of the Growth and Innovation Framework in 2002 the government established four private sector taskforces to develop sector specific strategies. Within the 2003 Growth and Innovation package there is provision for a $110 million contingency over four years to enable the implementation of initiatives that the government undertakes in response to the taskforces’ reports.

Business incubators are shaping up as important sources of innovative new businesses so the government is again increasing the support for them. Budget 2003 contains $6.4 million over four years to accelerate the work of the existing 15 incubators and to facilitate the development of new ones.

Inevitably most of the businesses which emerge out of these incubators will be small businesses. They will, therefore, face many of the challenges that small businesses do.

Such businesses will be assisted by the integration of Trade New Zealand and Industry New Zealand into New Zealand Trade and Enterprise, the funding for which is provided in Budget 2003. New Zealand Trade and Enterprise will be able to provide seamless support for such companies from start up to the time they go global.

While international studies suggest compliance costs for business are lower in New Zealand than in most other developed countries there is still a lot that can be done. Budget 2003 provides funding for the establishment of a Small Business Advisory Group drawn directly from the business community. This group will work with and advise the new Small and Medium Sized Enterprise Unit that has been established in the Ministry of Economic Development.

Much work has already been done in the tax area to make it fairer for SMEs. Legislation has been passed to ensure fairer treatment for businesses having tax payment problems; measures have been introduced to allow tax pooling through commercial intermediaries and to make it easier to use payroll firms to deal with PAYE.

In the course of development and due for release for discussion over the coming months are a number of more innovative measures to help small businesses.

The first of these will be a proposal to align the payment date for provisional tax with that for GST, at least for small and medium-sized businesses. This will assist with cash management and reduce compliance costs. A further proposal to base provisional tax on a percentage of GST turnover will add to this by allowing qualifying small businesses to match tax with cash flow more closely.

The third proposal involves a significant cost to the Government but with significant benefits to small businesses. That is to subsidise the cost of an employer engaging a payroll firm to manage the payroll and associated tax obligations. The subsidy would be for up to the first five employees. It is possible the payroll firm would be able to take on other compliance costs as well thus further assisting small businesses.

For new businesses a proposal to provide an incentive to pay provisional tax in the first year of business should help smooth the transition through the following year.

It will also be proposed to simplify the multirate FBT calculation by removing the present complex mechanism that involves taking account of the employee’s total remuneration at the threshold of their marginal tax rate and by enabling FBT returns to be filed electronically.

A range of other initiatives have begun or are in train. These include the Department of Labour developing best practice employment information; the development of a training and accreditation scheme for councillors and commissioners involved in Resource Management Act decision making; the launching of a business portal as a web-based one stop shop to provide all relevant government information; an e-commerce guide for SMEs with over 8,000 copies already distributed; and simpler and more modern payment systems for road user charges.

The purpose of all these initiatives is to assist businesses to meet the responsibilities of living in a well-ordered and progressive society at minimal costs in terms of both time and money. It does need to be said, however, that some compliance costs are an intrinsic part of living in such a society. Recent experiences with the building industry show the dangers – and the costs to the public – of an unthinking adherence to deregulation and front end cost minimisation.

Mr Speaker, the greatest need that businesses have is for skilled and well-trained employees. Labour is now the most important input in any modern economy and the quality and quantity of skills demanded continue to rise. Educating for a successful, innovative economy is, therefore, a crucial theme of Budget 2003. But education is also about the development of each individual to his or her full potential and about the pursuit of values that cannot be expressed in purely monetary terms.

Total education funding rises by $393 million to $8.2 billion for the 2003/04 year. Further increases in out years are provided for as policies that start early next year take full effect.

Our first priority is to reduce inequalities in educational achievement by ensuring that all New Zealanders can reach their potential, regardless of their background.

We have the foundations, including new assessment systems, in place to do the work. Now we are shifting our focus to strengthening our education system’s ability to deliver quality education, better teaching, and better learning for students of every age.

We continue our commitment to increasing participation in quality early childhood education with an extra $55 million in spending over the next four years. This includes increased funding for early childhood centres and initiatives to improve the supply of qualified teachers, in particular for Māori and Pasifika communities.

Total education funding for early childhood for the 2003/04 year rises to $421 million, an increase of 8 per cent compared with the previous year.

Budget 2003 will also drive a concerted approach to improve effective literacy teaching and learning in primary schools. It is essential that all children have the right foundations for success later in life, in education and in the workplace.

$15 million will be injected over four years, bringing total spending on literacy initiatives to $25 million over that period.

Budget 2003 sees an additional $167 million over the next four years to fund extra teachers, over and above roll requirements, in order to ease staffing and teacher workload pressures. From next year schools will be provided with an additional 774 primary and secondary full time teacher equivalents, as part of the ongoing implementation of schools staffing improvements.

An additional $22 million over four years will fund existing initiatives to increase the supply of teachers, bringing total investment in teacher supply to over $66 million. This investment will increase recruitment and retention, particularly in hard-to-staff areas or areas of subject shortages, as a bulge in student numbers moves through the secondary school system.

Our second goal is to build an education system that equips New Zealanders with 21st century skills.

To this end, we will be building the capability of students, educators and institutions to take advantage of the vast opportunities available through information communications technology.

A new investment of $42 million over four years will enable schools to connect in a safe and secure environment so they can effectively participate in the knowledge society. This initiative will help schools build their information technology and networking infrastructure so they can connect easily and efficiently to online resources. This ICT investment is over and above the government’s investment in the rollout of high speed, broadband internet access to rural and urban communities nationwide by the end of 2004.

Budget 2003 continues the work of previous budgets in putting in place a comprehensive reform of the tertiary education system. Post-school learning is undeniably important for its own sake, but also has pivotal role in contributing to the skills and knowledge New Zealand needs for both its economic and its social development.

The key decisions about the reform process have now been made and the focus of this budget is to provide predictability to the sector to enable it to concentrate on the goals of excellence, relevance and access.

We are spending over half a billion dollars to support excellence in the areas of both research and teaching.

Budget 2003 commits $422 million to implement further increases to tuition subsidies in each of the next three years in order to maintain and enhance the quality of teaching. For the first time, we are setting the funding rates for the student component on a rolling triennial basis. This means that universities, polytechnics and other providers will have much greater predictability about their tuition income.

Tertiary education organisations’ ability to achieve excellence will also be assisted through an extra $58 million over four years in capital and operating funding to support innovation and development, and in particular e-learning capability.

We are determined to make the workplace a key site of learning. We have committed $84 million over four years to give predictable multi-year funding for the Industry Training sector and to reach our goal of having 150,000 trainees in place during 2005. From there, we intend to work towards the even more ambitious goal of 250,000 trainees in 2007.

We will ensure that we have enough people with the right skills, and we want to ensure that they use those skills in New Zealand. This Government recognises the need to address labour shortages and skill shortages in critical vocations. Communities need to be assured that critical skill gaps will be addressed. From 2004, scholarships and research fellowships will provide financial incentives to influence potential students, learners or recent graduates to stay and work in vocations critical to the country. The Government is committing $23 million over four years to this initiative.

The fee maxima policy, the details of which are announced today, is an integral element of the government’s objective of ensuring that tertiary education remains affordable. It will provide some certainty and predictability as to the future costs of tertiary education, while also providing some flexibility to providers in terms of their fee-setting behaviour and their future guaranteed income.

Improving the transition for young people from school into employment or training is a government priority. This Government aims to have all 15 to 19 year olds engaged in appropriate education, training, work, or other activities leading to long-term economic independence and well-being by 2007. A multifaceted approach is being taken that recognises the individuality of our young people. More than $40 million extra over the next four years will be spent to expand the Gateway programme, increase the number of modern apprenticeships, provide additional post-placement support services for youth trainees and pilot an individually planned and managed approach to assist at risk youth with career planning.

Mr Speaker, equipping our people with the skills necessary for success in the 21st century is a key part of the government’s social development programme.

Realising the vision of New Zealand as an innovative, knowledge based society begins and is nurtured in the home. The support, and expectations, of families provide the base from which children and young people build successful and responsible adult lives.

The Families Commission initiative developed by the Labour Progressive coalition and United Future New Zealand is intended to raise the profile of family and parenting issues.

This Budget also provides the first steps towards improvements in family income assistance. This year we are improving support for low income parents entering full time work by increasing the maximum number of subsidised childcare hours from 37 hours per week to 50. The income thresholds for Family Support, Child Tax Credit and Parental Tax Credit are to be increased, making this assistance available to more families. While these are very modest steps, amounting to some $59 million over four years, they signal this Government’s clear intention to make improvements to benefit and tax based family income assistance in the 2004 Budget, subject to the qualifications I made earlier.

In this Budget we are instituting two new measures to protect the integrity of the social security system. New data matches with the Department of Internal Affairs, ACC and Housing New Zealand will augment current data matches with a range of agencies and ensure benefit accuracy. Payment accuracy will also be checked through early intervention initiatives and new reviews of benefit entitlement carried out by additional Work and Income benefit control staff.

Alongside ensuring benefits are properly administered, Work and Income staff have a vital role assisting people to move from benefit into sustainable employment. Our healthy labour market over the last year has helped Work and Income to achieve record employment placement results.

Work and Income will be applying more resources to employment services for job seekers. Work and Income clients will benefit from additional assistance in areas such as more active work brokerage and support, industry based work assessments and career coaching. Employers will gain, as more people will be work ready to fill employment needs and opportunities.

Some groups, however, still face additional barriers to gaining employment. In this year’s budget $21.2 million over four years is being made available to help more refugees and migrants access job opportunities and for more employers to tap into this skilled labour pool.

Housing and health are key aspects of social development. Funding is provided in Budget 2003 for an additional 318 state houses, to reconfigure 80 existing houses, and to begin a major modernisation programme.

Funding is also provided for an additional 77 community houses and for supporting the expansion of local government and third sector housing.

Inevitably, the increases in Vote: Health are very much larger. Total health operational and capital spending rises from $8.63 billion in 2002/03 to an estimated $9.61 billion in 2003/04.

The Health Funding Package, at present an additional $400 million a year up to 2004/05, is rolled out a further year to 2005/06 with an additional $535 million being provided in that year on top of funding for the first year of the phase-out of asset testing for long-stay geriatric care. This means that total health spending is forecast to rise to $10.56 billion in 2005/06.

This continues a tendency over recent years for increases in health spending to be well above the rate of growth in nominal GDP. Operational health spending is projected to move from 5.4 per cent of GDP in 1995/96 to 6.5 per cent in 2005/06.

District Health Boards, in particular, need to ensure that they manage within these forecast spending limits. Some success is being achieved in winding back DHB deficits but further efforts will be required. In particular, DHBs need to understand that wage and salary increases must be met within their current forecast incomes.

As I indicated last year, the Health Funding Package is to allow for certainty in planning. It does not represent the Government’s opening offer on funding.

Within these very large amounts particular attention is being paid to primary health care. In 2003/04, $165 million has been allocated to primary care funding and this amount will grow significantly over the next three years. There are more than one million New Zealanders enrolled in Primary Health Organisations with more than 700,000 in Access PHOs that give them low patient fees.

Around $20 million of this extra funding is allocated this year to allow PHOs to charge low patient fees for young people aged between six and seventeen, to lower prescription charges to a $3 maximum for children and young people and Access PHO users, and to roll out the CarePlus programme.

Particular initiatives promoted by the Progressive Party are those aimed against drugs, including funding for community programmes to combat the use of cannabis and other illicit drugs, a national drug information analyst, and a youth residential treatment centre to serve the South Island.

Other programmes promoted by the Progressive Party include measures to support families, carers, and whanau following a suicide or serious suicide attempt and assistance to Youthline.

Mr Speaker, a primary duty of government is to keep its citizens safe. Budget 2003 commits $192 million operating funding and $64 million in capital funding over the next four years on a range of initiatives to reduce crime and the impacts of crime, improve the effectiveness of youth offending interventions, implement public law and criminal law changes already agreed by Cabinet, speed up Treaty of Waitangi negotiations processes, and maintain core service levels.

There will be funding for an additional 50 Auckland-based police officers as well as a specialised Auckland DNA collection squad. There will be funding for two specialist police teams to deal with the rapid increase in methamphetamine laboratories plus funding to boost the capacity to investigate organised crime and terrorism.

Victim support organisations funding will be increased, as will support for youth justice programmes and pilot programmes with good prospects for success in reducing crime and improving outcomes for young offenders.

Security at the border also receives attention.

The Government is investing in protecting New Zealand’s reputation as a safe trading partner through a significant boost in the staffing and funding of the New Zealand Customs Service. This investment is to provide capability to inspect and x-ray high risk import and export shipments at all New Zealand sea ports.

This year’s budget sees an increase in Customs operating expenditure for trade security of almost $9 million and a significant capital investment in x-ray technology, in the order of $15 to $25 million, which will be completed via a tendering process.

Up to 130 additional staff will be employed.

Customs will take advantage of the latest developments in mobile x-ray technology, so that it can be used at all New Zealand sea ports. High risk cargo for screening will be identified by Customs intelligence analysis of all available data.

Customs has a central role in responding to heightened international security concerns. The Service has a long history of managing the flow of people, goods and craft into New Zealand to protect the community.

Now, internationally, the expectation is that countries will also take action to secure the export supply chain. We must take action to ensure our vital export trade continues to flow as freely as possible in the light of new international security demands.

Mr Speaker, New Zealand’s identity as a nation rests in large part on the preservation of our environment, the promotion of our culture and heritage, and the full participation of its indigenous people in the life of the nation.

Preserving our environment is no longer just a matter of conservation as traditionally understood. It also encompasses participating in the international effort to slow and halt the process of climate change. Budget 2003 provides for the establishment of the Climate Change Office, additional funding for the carbon monitoring system, developing policy and incentives to help small and medium sized enterprises reduce emissions, and the allocation of 4 million emission units to provide incentive funding for emissions reduction projects.

Energy efficiency, a key element in the climate change programme, is assisted by a doubling of the size of the Crown Energy Efficiency loans scheme.

Biosecurity capability and new organism enforcement is enhanced. Measures to achieve this include extra resources for the enforcement of the new organisms component of the Hazardous Substances and New Organisms Act, and additional funding of $2.5 million a year to allow the Environmental Risk Management Authority to transfer hazardous substances to the new central regime. Other initiatives will assist in sustainable resource use.

Budget 2003 continues the trend for the last three years in providing substantial increases in funding for Vote: Arts, Culture and Heritage. Over the next four years the extra funding totals $75.9 million. This includes $11.6 million for Creative New Zealand; $2 million for the Royal New Zealand Ballet; and $8 million for the Historic Places Trust.

The Government is committed to ensuring public service broadcasting is a key component of the country’s cultural life and a vital contributor to New Zealanders sense of national identity. The additional funding for Television New Zealand and Radio New Zealand support their mandates to improve the quality of public broadcasting, increase levels of local content, and meet the needs of diverse audiences.

The Television New Zealand Act 2003 which came into effect on 1 March 2003 creates new objectives for Television New Zealand. An extra $17 million over the next four years supports TVNZ in giving effect to the Charter by adding depth and quality to its existing programming and by adding programming intended to serve a greater range of New Zealanders. An additional $8 million over four years to New Zealand On Air will enable the agency to maintain levels of contestable funding for local television programming

An additional allocation of $14 million over four years to Radio New Zealand will enable the public broadcaster to establish FM broadcasting for National Radio and to maintain and enhance news and other programming services at a level consistent with all aspects of the Radio New Zealand Charter. The move to FM will ensure that RNZ is able to compete successfully in the national and international marketplace, particularly in attracting younger audiences.

Mr Speaker, significant improvements in the position of Māori in New Zealand society have occurred over the last few years. Substantial reductions in unemployment, very large growth in tertiary education enrolments, and the government’s programme of capability funding and devolved services delivery have all contributed to this.

The Treaty settlement process has moved to a stage where settlements are now occurring on a regular basis. The settlements achieved under successive governments have sufficient variety to provide useful precedents and benchmarks for those to come. To assist in the process, funding has been provided for an additional negotiating team.

$6.5 million over three years is allocated for a programme of public information on the Treaty of Waitangi. This should assist both Pakeha and Māori in arriving at a better understanding of the Treaty and its relevance to contemporary issues.

At the same time the Government has been refocusing capacity building funding to a more strategic basis. This will enhance the integrity and credibility of government funding by ensuring the management structure of government funded Māori organisations is strengthened.

Work will continue on a commonsense approach to facilitating collaboration between government agencies and Māori community organisations. Solutions delivered by Māori for Māori are more likely to be successful in achieving the desired outcomes.

Mr Speaker, this Government has followed a consistent economic policy stance for the last three and a half years. That has centred around the three pillars of stable and certain fiscal policy, rebalancing and moving to the mainstream previously unbalanced policies, and adopting a more active role for government in facilitating economic growth. All require a more active role for government.

It is this Government’s view that the market alone will not provide the level of growth and innovation we need as a nation. A small stringy country, 2000 kilometres from its nearest substantial neighbour, cannot afford the luxury of ideological self-indulgence.

As we do not leave monetary policy solely to the whims of the market nor can we afford to leave transport policy, energy policy, innovation policy or almost any other key driver of high economic growth. The rebalancing process continues in some of those areas as forthcoming announcements in the energy sector will make clear.

This Government believes in making the most of New Zealanders’ new ideas by encouraging and supporting them from conception through development to commercialisation. The Government cannot make these things happen but it can do much more than we have been accustomed to to help them happen.

That is the path followed by every small to medium-sized successful OECD economy over the last twenty years. New Zealand is now in step. Budget 2003 shows an integrated, whole of government approach to sustainable economic growth and innovation. It reinforces our reputation for fiscal prudence and economic pragmatism. It offers certainty and stability amidst a threatening, confused, and insecure world environment. And for our people it offers the security and opportunity which is their right, by birth or by adoption, as New Zealanders.

This is a nation founded in hope by all who have come here over many hundreds of years. Some of us came yesterday, some fifty years ago, some 150, and some a thousand. What unites us is that out of those successive waves of people we are creating a unique multicultural nation whose greatest asset, whose greatest source of future success, lies in the skills and enterprise of our people.

After a long period of instability, bitterness, and uncertainty we can now see more clearly the shape of our future. As a nation we are building on the base of the great comparative strengths in land-based industries that we have created. We are seeing emerge a kaleidoscopic collection of niche high quality businesses which can compete on equal terms in the international market.

To support this requires a society in which all citizens are able to make a real commitment and receive a fair reward for that commitment. A society of rapidly increasing inequality, of change thrust upon people from above, a society characterised by mean-spiritedness, bigotry, and sectional greed will not deliver economic success.

Each of this Government’s budgets has built carefully upon its predecessor as we seek to realise New Zealanders’ vision for our nation. This Budget is the fourth in a continuing story of certainty, stability, and social and economic progress. I commend it to the House.